SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No._)*

United Restaurant Management, Inc.

(Name of Issuer)

Common Stock par Value $0.001

(Title of Class of Securities)

91137N 203

(CUSIP Number)

1st Orion Corp.

9025 South Oakwood Place

West Jordan, Utah 84088

801-971-3591

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 1st Orion Corp. 20-4542874
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)— (b)—
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 16,000,000 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 24,000,000 SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.3% based on 55,485,660 shares outstanding as reported on the 10-Q dated June 30, 2008.
14	TYPE OF REPORTING PERSON* CO

Item 1.  Security and Issuer

Common stock, par value $.001

United Restaurant Management, Inc.

374 East 400 South, Suite 3

Springville, Utah 84663

(801) 489-9438

Item 2.  Identity and Background

(a)

1st Orion Corp.

(b)

9025 South Oakwood Place

West Jordan, Utah 84088

(c)

Private investment company

9025 South Oakwood Place

West Jordan, Utah 84088

United States of America

(d)

No - Not Applicable

(e)

No - Not Applicable

(f)

United States

Item 3.  Source and Amount of Funds or Other Consideration

In April of 2008, 1st Orion Corporation purchased 16,000,000 shares of the Issuer for $50,000 using working capital.  In October 2008, 1st Orion Corporation purchased another 8,000,000 shares of the Issuer for $100,000 using $15,000 of working capital and issuing a note to the seller for $85,000.

Item 4.  Purpose of Transaction

The shares were purchased by 1st Orion Corp. as an investment in the Issuer.  1st Orion Corp. has no present plan or proposal which would relate to or would result in any of the events listed below:

(a)

The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)

Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)

Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)

1st Orion Corp. beneficially owns a total of 24,000,000 shares representing 43.3% based on 55,485,660 shares outstanding as reported on the 10-Q dated June 30, 2008.

(b)

1st Orion Corp. has sole dispositive power over 24,000,000 shares and sole voting power over 16,000,000 shares.  Carey G. Birmingham retained sole voting rights in the 8,000,000 shares sold to 1st Orion in October 2008 and 1st Orion Corp. has no right to vote these shares.

(c)

On October 28, 2008, 1st Orion Corp. purchased 8,000,000 shares in a private transaction from Carey G. Birmingham.  The purchase price for the shares was $0.0125 per share, or an aggregate of $100,000, of which $15,000 was paid on the date of purchase and the balance of which was satisfied with a promissory note for $85,000 issued by 1st Orion Corp. to Mr. Birmingham.

(d)

Not applicable

(e)

Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the purchase of the 8,000,000 shares by 1st Orion Corp. in October 2008, 1st Orion Corp. issued a nonrecourse secured promissory note in the principal amount of $85,000 to Carey G. Birmingham (the “Note”) as a part of the consideration paid for the shares.  Until the Note is paid in full, the stock certificate representing the shares will remain in the name of Mr. Birmingham and he will retain the voting rights to the shares.  The Note is payable in installments of $7,500 per month beginning December 15, 2008, and each month thereafter until June 15, 2009, when the balance of the Note is due.  If the Issuer closes a reverse acquisition prior to June 15, 2009, the Note will be immediately due and payable.  The Note bears no interest and is secured by the 8,000,000 shares.

Item 7.  Material to Be Filed as Exhibits

Nonrecourse Secured Promissory Note dated October 28, 2008, from 1st Orion Corp. to Carey G. Birmingham.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 6, 2008

1st Orion Corporation

By /s/ Laura Lee Madsen

     Laura Lee Madsen, President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

5